SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Release  |  Lisbon  |  29 September 2010

Portugal Telecom informs that it is in discussions with the Portuguese State regarding the potential transfer of the pension liabilities and pension funds

Portugal Telecom hereby informs that it is in discussions with the Portuguese State regarding the potential transfer to the Portuguese State of the pension liabilities associated with mandatory Pension Funds that cover part of the current and former employees of Portugal Telecom, as well as the Pension Funds set up to fund these liabilities. Any unfunded liabilities, calculated as of the transfer date, will be fully funded by PT at such date.

Portugal Telecom further informs that it has not yet reached an agreement. Accordingly, the potential transfer is subject to the agreement by the parties on the respective terms and conditions and to the relevant internal approvals of both parties.

The value of the liabilities and assets to be transferred to the State will be determined by an independent expert valuation. As of 31 December 2009, the current value of past liabilities with the relevant Pension Plans, as determined by the last actuarial study, amounted to Euro 2,591 million, which includes the Plano de Pensões de Pessoal da Portugal Telecom/CGA, the Plano de Pensões Regulamentares da Companhia Portuguesa Rádio Marconi and the Plano de Pensões Marconi. As of 31 December 2009, the market value of the Pension Funds set up by PT Comunicações to fund the above mentioned liabilities amounted to Euro 1,844 million.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2010

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.